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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 2 for the Month of October, 2001


                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                            Form 20-F   X     Form 40-F __
                                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes  __    No   X
                                                 ---

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                           BID.COM INTERNATIONAL INC.

         On October 11, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") announced that it has received overwhelming shareholder approval to acquire ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and integrated electronic procurement applications, and re-name the Company to ADB Systems International. The Company also announced that shareholders holding 98 percent of the shares of ADB Systemer have accepted Bid.Com's offer.

         Bid.Com shareholders also voted to consolidate the Company's shares on the basis of one consolidated share for each two shares currently outstanding. The Company is awaiting approval for its new trading symbols on the Nasdaq Stock Market and the Toronto Stock Exchange, and will continue to trade under its current symbols (Nasdaq: BIDS, TSE: BII) until further notice.

         The Company will name Martin Bekkeheien, a senior executive with Statoil, one of the world's largest oil and gas companies, and John Reynolds, a principal of one of ADB's largest shareholders, venture capital firm Lime Rock Partners, to its Board of Directors. Jan Pedersen will be named president of ADB Systems International's European operations.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, cash requirements and business operations. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include difficulties that may be encountered in integrating ADB's business or maintaining certain ADB personnel, unanticipated costs that may result from the integration and operation of ADB, Bid.Com's ability to further develop its business-to-business sales and operations, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BID.COM INTERNATIONAL INC.


Date: October 11, 2001        By:  /s/ John Mackie
                                   ---------------
                                   Name: John Mackie
                                   Title: Vice-President, General Counsel and
                                          Corporate Secretary